SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The McClatchy Company
(Name of Issuer)

Class A Class A Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

579489303
(CUSIP Number)

Bluestone Financial LTD Vanterpool Plaza, 2ndFloor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands
Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2018
Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box □.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 579489303	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BLUESTONE FINANCIAL LTD .

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	a) ☒
b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS (BVI)

7	SOLE VOTING POWER

NUMBER OF	410,702 Shares
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH	0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

410,702 Shares

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

410,702 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.707%

14	TYPE OF REPORTING PERSON

FI

United States
Securities and Exchange Commission

Schedule 13D

Item 1.  Security and Issuer

The name of the issuer is The McClatchy Company, a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 2100 “Q” Street, Sacramento, CA 95816.  This report on Schedule 13D (this “Schedule 13D”) relates to the Issuer’s Class A Common Stock, par value $.01 per share (the “Common Stock”).

Item 2.  Identity and Background

a)	Bluestone Financial LTD (“Bluestone Reporting Person”)
b)
The purpose of the business of the Bluestone Reporting person is Financial Investing. The Bluestone Reporting Person is a Limited Company incorporated under the laws of Bristish virgin Islands. David Tomasello is the Managing Director of the Bluestone Reporting Person.

c)	The address(es) of the Bluestone Reporting Person is: Vanterpool Plaza, 2ndFloor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.
d)	None
e)	None
f)	Organized in BVI

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person used working capital to make all acquisitions of Class A Common Stock currently owned.

Item 4. Purpose of Transaction

The Reporting Person purchased the shares of Common Stock reported in this Schedule 13D based on the Reporting Person’s belief that The McClatchy Company shares represent an attractive investment opportunity.

Item 5.  Interest in Securities of the Issuer

a)
Beneficial ownership percentage is based upon 5,328,547 shares of Common Stock of the Issuer issued and outstanding as of May 4, 2018, based on information reported by the Issuer in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2018.

b)
As of the date of this Schedule 13D: The Bluestone Reporting Person owns 410,702 shares of Class A Common Stock which is approximately 7.707% of the total shares of the Company’s Class A Common Stock calculated in accordance with Rule d-3 promulgated under the Securities Act of 1934

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As indicated in Item 5 (b), The Bluestone Reporting Person owns 410,702 shares of Class A Common Stock and has granted David Tomasello, Managing Director of Bluestone , the sole power to vote or direct the vote of 410,702 shares of the Company’s Class A Common Stock.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer, other than those disclosed in the present filing.

Item 7.  Material to Be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2018

s/ David Tomasello
David Tomasello, as Managing Director of Bluestone Financial LTD